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                                  February 27, 1998


[NAME]
c/o Environment One Corporation
2773 Balltown Road
Niskayuna, Ny 12309-1090

     RE:  EMPLOYMENT AGREEMENT

Dear [FIRST NAME]:

     This Employment Agreement (this "Agreement") sets forth our agreement concerning the terms of your employment by Environment One Corporation ("E/One" or the "Company") following its acquisition by Precision Castparts Corp. ("PCC") pursuant to an Agreement and Plan of Merger dated February 24, 1998 (the "Merger Agreement") to become effective on the Tender Offer Acceptance Date as defined in the Merger Agreement (the "Effective Date").

1.   EMPLOYMENT OFFER.

     1.1  EMPLOYMENT.

          (a) You will assume the position of [INSERT TITLE] at E/One beginning on the Effective Date and perform those duties as are generally associated with such a position. You also agree to perform such acts and duties as the President of the Company may reasonably direct, to comply with all reasonable applicable policies and procedures of E/One and, as reasonably applicable, its parent and affiliates, and to devote such time, energy and skill to your assignment as the President and the Board of Directors of the Company considers reasonably necessary for the performance of your duties, provided that you will not be required to relocate from the Albany, New York area without your consent during the term of this Agreement.

          (b) Your employment with E/One will continue under this Agreement from the Effective Date through the second anniversary of the Effective Date, unless earlier terminated by you or E/One as expressly provided in paragraph 2.1, below. Your last day of employment with E/One is referred to herein as your Separation Date.


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[NAME]
February 27, 1998
Page 2


     1.2  SALARY.

          During the term of this Agreement, you will be paid a base salary at an annual rate of $_____________, payable in installments on regular Company paydays. Base salary increases during the first year of employment shall be approved by the Company and the President of PCC Flow Technologies, Inc. in a manner consistent with the Company's practice of considering salary increases in April of each year. Thereafter, base salary increases shall be set annually by the Company, as approved by the Board of Directors.

     1.3  BENEFITS.

          In addition to your base compensation, you will be entitled to participate through December 31, 1998 in the E/One bonus plan as in effect immediately prior to the Effective Date. For the three-month period January 1, 1999 through March 28, 1999 you will be entitled to participate in a bonus program similar to the E/One bonus program in effect for calendar year 1998, except that bonus targets will be determined by the Company's Board of Directors in its sole discretion and will be keyed to 1999 objectives established by the Company's Board of Directors. Thereafter, any bonus program provided will be consistent with the bonus programs provided by PCC Flow Technologies to the executives of its operating companies subject to approval by PCC. You will also continue to receive the same or comparable non-bonus employee benefits as provided by E/One during your employment immediately prior to the Effective Date, provided that (i) the E/One stock option plans will be eliminated, and
(ii) the E/One Deferred Compensation Plan will be amended to eliminate the E/One stock investment provisions and to provide for alternate investment options. Amounts received under the bonus plan in respect of calendar year 1998 will be eligible for deferral under the E/One Deferred Compensation Plan, but no other future deferrals will be permitted under that plan. You will also be eligible to participate in PCC's stock option and stock purchase programs in accordance with the terms of those programs.

2.   TERMINATION OF AGREEMENT.

     2.1 TERMINATION. The term of this Agreement shall be as stated in subparagraph 1.1(b) (the "natural expiration date"), unless terminated earlier as follows:


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[NAME]
February 27, 1998
Page 3


          (a) This Agreement may be terminated by you for any reason upon 30 days' written notice to E/One.

          (b) This Agreement may be terminated by E/One with or without cause upon 30 days' written notice to you, subject only to the obligation of E/One,
(i) if you are teminated by E/One for reasons other than that specified in paragraph 2.2 at any time before the first anniversary of the Effective Date, to pay as a severance payment the remaining balance of your base salary for the portion of the year from the Separation Date until the first anniversary date of the Effective Date, plus 100 percent of any calendar year 1998 bonus to which you would have been entitled had you remained employed by E/One through December 31, 1998, plus the Severance Payment (as defined below), or (ii) if you are terminated for reasons other than those specified in paragraph 2.2 at any time after the first anniversary of the Effective Date and prior to the second anniversary of the Effective Date, to pay severance pay equal to ten month's pay at the then current salary level (the "Severance Payment"). In addition, if you are terminated by E/One for reasons other than specified in paragraph 2.2, E/One shall waive for the remainder of the unexpired term of this Agreement any required premium payment due from you to allow you to continue your coverage and E/One's group health plan pursuant to Public Law 99-272, Title 10 (i.e, "COBRA"), provided that this benefit shall terminate in any case upon the earlier of 18 months after the Separation Date or upon your employment by a
successor employer.   Subject to 2.1(e) below, any severance payment payable
under this paragraph 2.1(b) shall be paid in a lump sum within ten (10) days following the Separation Date, and shall be subject to applicable withholding, except that any amounts relating to the 1998 bonus shall be paid at the same time that 1998 bonuses are paid to continuing employees.

          (c) This Agreement shall automatically terminate in the event of your death or disability prior to the natural expiration date. For purposes of this Agreement, "disability" shall mean inability to perform all or substantially all of your responsibilities for a period of more than six (6) months.

          (d) Your employment shall not be deemed terminated under this Agreement if you are assigned additional or different titles, and/or tasks and responsibilities from those then-currently held or assigned with E/One, provided that any such changes leave you with responsibilities consistent with your area of professional expertise and your compensation is not decreased.

[NAME]
February 27, 1998
Page 4


          (e) Payment of the severance pay under paragraph 2.1(b) is subject to your execution of a Release of Claims in a form provided by the Company releasing any claims related to termination of your employment and rights to payment under this Agreement.

     2.2 INELIGIBILITY FOR SEVERANCE PAY OR ADDITIONAL COMPENSATION. With respect to subparagraph 2.1, you will not be eligible for severance pay under this Agreement and your compensation and benefits will end on your Separation Date if:

          (a) if you voluntarily resign or retire from your employment at any time and for any reason;

          (b) if your employment terminates due to the natural expiration of this Agreement;

          (c) if E/One terminates your employment at any time for cause (as defined in paragraph 2.3, below) or your employment terminates due to death or disability (as defined in paragraph 2.1(c));

          (d)  if you breach the terms of paragraph 3;

          (e) if you are offered and accept reasonably comparable employment with any business entity related to or affiliated with PCC; or

          (f) you fail or refuse to sign the Release of Claims form described in paragraph 2.1(e).

     2.3 DEFINITION OF CAUSE. For purposes of this Agreement, "cause" for termination shall be defined as termination of your employment with E/One for
(i) willful and continuous failure by you, in the judgment of the Company, to substantially perform your reasonably assigned duties, responsibilities and objectives with E/One, after a written demand for substantial performance is made by the Company which identifies the manner in which you have not substantially performed your duties or responsibilities or met your objectives, as applicable and failure to correct such performance within 30 days following the notice; (ii) commission by you of any act of fraud or dishonesty or any felonious act; (iii) commission by you of any act of willful misconduct that, in the judgment of the


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[NAME]
February 27, 1998
Page 5


Company, materially and adversely affects the financial condition of the Company; or (iv) breach of any material provision of this Agreement.

3.   CONFIDENTIALITY, NON-SOLICITATION AND NON-COMPETITION.

     3.1 PRESERVATION AND NON-USE OF CONFIDENTIAL INFORMATION. You acknowledge that you have a fiduciary duty as an officer and employee of the Company not to discuss Confidential Information obtained during your employment with the Company. For purposes of this Agreement, "Confidential Information" means any and all confidential or proprietary information concerning the Company or its affiliates, joint venturers or other related entities (the "E/One Group"), the disclosure of which could disadvantage the E/One Group. Confidential Information includes trade secrets as defined under the Uniform Trade Secrets Act.

     You agree not to use Confidential Information, during the term of this Agreement or after its termination, for any personal or business purpose, either for your own benefit or that of any other person, corporation, government or other entity.

     You also agree that you will not disclose or disseminate any Confidential Information, directly or indirectly, at any time during the term of this Agreement or after its termination, to any person, agency, or court unless compelled to do so pursuant to legal process (E.G., a summons or subpoena) or otherwise required by law and then only after providing the Company with prior notice and a copy of the legal process.

     3.2 NON-SOLICITATION AND NON-COMPETITION. You agree that you will not, without the express written consent of the Board, for a period of one (1) year following your Separation Date, directly or indirectly (by yourself or in conjunction with any other person, company or organization), solicit or divert any employee, customer or vendor of the Company or any of its affiliates, joint venturers or other related entities. You further agree that you will not, without the express written consent of the Board, for a period of one (1) year following your Separation Date, directly or indirectly, accept employment with any person or entity involved in, or enter into any business relationship that involves, the business of manufacturing or selling low pressure sewage systems or grinder pumps (including, but not limited to, as a consultant, vendor, partner, officer or director). The foregoing shall not preclude your employment by a distributor of the Company's products in the case of your voluntary termination of employment with the Company. You


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[NAME]
February 27, 1998
Page 6


specifically acknowledge and agree that the terms of this provision are reasonable in every respect and, in particular, because of the competitive and specialized nature of the Company's business, that it is reasonable not to include any geographic limitation in this provision.

4.   RETURN OF PROPERTY.

     On or before your Separation Date, except as agreed to by the Company, you will return all property belonging to E/One, including, but not limited to, all documents, business machines, computers, computer hardware and software programs, computer data, telephones (cellular, mobile or otherwise), pagers, keys, card keys, credit cards and other Company-owned property.

5.   ASSISTANCE IN DEFENSE OF LITIGATION OR CLAIMS.

     In the event E/One requests assistance during the one year period following your Separation Date, you agree to provide reasonable assistance in defense of ongoing or future litigation or claims about which you have knowledge without additional compensation. Thereafter, you agree to provide reasonable assistance and will be paid for your assistance at an hourly rate equal to your hourly equivalent rate of pay as of your Separation Date (for up to seven (7) hours in one day) or per diem rate equal to eight (8) times your hourly equivalent rate of pay as of your Separation Date (for more than seven (7) hours in one day). You will be reimbursed for any reasonable expenses incidental to this assistance approved in advance by the Company. The Company will reasonably accommodate your scheduling needs.

6.   RIGHT TO CONSULT WITH ATTORNEY.

     You have the right to consult with an attorney or financial advisor at your own expense regarding this Agreement.

7.   DISPUTE RESOLUTION.

     You agree that any dispute (1) concerning the interpretation or construction of this Agreement, (2) arising from your employment with or termination of employment from E/One, (3) relating to any compensation or benefits you may claim, or (4) relating in any


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[NAME]
February 27, 1998
Page 7


way to any claim by you for reinstatement or reemployment by E/One after execution of this Agreement shall be submitted to final and binding confidential arbitration. Except as specifically provided herein, the arbitration shall be governed by the rules of the American Arbitration Association or such other rules as agreed to by the parties with such arbitration to occur in Albany, New York. Each party shall be responsible for its or his own costs and attorneys' fees relating to arbitration. Both parties agree that the procedures outlined in this paragraph are the exclusive methods of dispute resolution.

8.   ENTIRE AGREEMENT.   This Agreement contains the entire agreement between
you and E/One concerning the subject matters discussed herein and supersedes any other discussions, agreements, representations or warranties of any kind, including but not limited to the Change of Control Agreement between you and E/One dated January 5, 1998. Any modification of this Agreement shall be effective only if in writing and signed by each party or its duly authorized representative. This Agreement supersedes all prior employment agreements between you and E/One or any corporation affiliated with or related to E/One. The terms of this Agreement are contractual and not mere recitals. If for any reason any provision of this Agreement shall be held invalid in whole or in part, such invalidity shall not affect the remainder of this Agreement.

     This Agreement shall be construed in accordance with the laws of the state of New York (without regard to the conflicts of laws provisions thereof).

     In order to reflect your voluntary acceptance and agreement with these terms, please sign and return the enclosed copy of this letter.

                              Sincerely,

                              Environment One Corporation



                              By:
                                 -----------------------------
                                 Name:
                                      ------------------------
                                 Title:
                                       -----------------------


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[NAME]
February 27, 1998
Page 8


ACKNOWLEDGMENT AND AGREEMENT:

I have read this Employment Agreement and voluntarily enter into this Employment Agreement after careful consideration and the opportunity to review it with financial or legal counsel of my choice.




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